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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                            ------------------------


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of March 2006


                              AETERNA ZENTARIS INC.
                   ------------------------------------------

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F        Form 40-F    X
                                  ------           ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                 Yes       No   X
                                     -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______





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                                 DOCUMENTS INDEX
                                 ---------------

Documents Description
---------------------

-------------------------------------------------------------------------------
1.   Press release dated March 28, 2006: AEterna Zentaris to Present Results of Three Preclinical Trials at the American Association for Cancer Research (AACR) Meeting in Washington
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                                                       [AETERNA ZENTARIS LOGO]




AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com






                                                          PRESS RELEASE
                                                          For immediate release



AETERNA ZENTARIS TO PRESENT RESULTS OF THREE PRECLINICAL TRIALS AT THE AMERICAN ASSOCIATION FOR CANCER RESEARCH (AACR) MEETING IN WASHINGTON


QUEBEC CITY, CANADA, MARCH 28, 2006 - AEterna Zentaris Inc. (TSX: AEZ; Nasdaq:
AEZS) today announced that it will present abstracts outlining results of three preclinical trials for multiple cancers in the Exhibition Hall of the Washington Convention Center during the American Association for Cancer Research Annual Meeting, which will be held from April 1-5, 2006, in Washington D.C.

On Sunday, April 2, from 8 am to noon (ET), AEterna Zentaris will present abstract #499, "A NEW HIGHLY POTENT CYTOTOXIC COMPOUND WITH INHIBITORY EFFECTS ON TUBULIN POLYMERIZATION AND TOPOISOMERASE II", with respect to ZEN-012/ZEN-017 as a potential treatment for breast, colon and skin cancer, as well as leukemia.

On Monday, April 3, from 1 pm to 5 pm (ET), abstract #3082, "TARGETED THERAPY OF GYNECOLOGICAL TUMORS WITH CYTOTOXIC PEPTIDE ANALOGS", will outline preclinical results on cytotoxic conjugates for gynaecological cancers.

Lastly, on Tuesday, April 4, from 8 am to noon (ET), the Company will present abstract #3808, "NOVEL PYRIDOPYRAZINE-UREA DERIVATIVES ARE HIGHLY SELECTIVE DUAL MECHANISM INHIBITORS OF PI3K AND ERK1/2", relating to preclinical results on signal transduction inhibitors in breast, colon and pancreatic cancer.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a growing global biopharmaceutical company engaged in the discovery, development and marketing of therapies for cancer and endocrine disorders.

AEterna Zentaris also owns 48.4% of the equity of Atrium Biotechnologies Inc. (TSX: ATB.sv) and 64.8% of its voting rights. Atrium is a developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutritional industries.

News releases and additional information are available at
www.aeternazentaris.com.
-----------------------

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                                                       [AETERNA ZENTARIS LOGO]



FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.


                                      -30-


CONTACTS

MEDIA RELATIONS                           INVESTOR RELATIONS

Paul Burroughs                            Jenene Thomas
(418) 652-8525 ext. 406                   (418) 655-6420 or
paul.burroughs@aeternazentaris.com        (908) 996-3154
----------------------------------        jenene.thomas@aeternazentaris.com
                                          ---------------------------------



                                                                     2




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                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             AETERNA ZENTARIS INC.


Date:  March 29, 2006        By: /s/ Mario Paradis
---------------------            -----------------------------------------------
                                 Mario Paradis
                                 Senior Finance Director and Corporate Secretary